UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4 )*

Oragenics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

684023-20 3

(CUSIP Number)

Mark A. Catchur

Shumaker, Loop & Kendrick LLP

101 E. Kennedy Blvd. Suite 2800

Tampa, FL 33602

(813) 229-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 684023-10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Koski Family Limited Partnership 75-2707549
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a ☐ (b ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,246,544(1) (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,246,544(1) (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 11,686,342 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11) 81.5%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 8,075,619 shares of Oragenics Inc. common stock held directly and 2,170,925 shares able to be acquired upon immediately exerciseable warrants at $2.00 per share issued to Koski Family Limited Partnership (the “KFLP Warrants”).
(2)	Based upon 14,345,720 shares, which includes (i) 12,174,795 Company shares outstanding as of March 31, 2012 and (ii) the KFLP Warrants.

CUSIP No. 684023-10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christine L. Koski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a ☐ (b ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 451,066 (See Item 5)
	8.	Shared Voting Power 10,246,544(1) (3) (See Item 5)
	9.	Sole Dispositive Power 451,066 (See Item 5)
	10.	Shared Dispositive Power 10,246,544(1) (3) (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 10,697,610(1) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11) 74.6%(2)
14.	Type of Reporting Person (See Instructions) IN

(3)	Represents shares beneficially owned by the Koski Family Limited Partnership (“KFLP”) of which Ms. Koski is a general partner and may be deemed to have beneficial ownership. Ms. Koski disclaims beneficial ownership of the shares held by the KFLP except to the extent of her pecuniary interest.

CUSIP No. 684023-10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert C. Koski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a ☐ (b ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 509,066(5) (See Item 5)
	8.	Shared Voting Power 10,246,544(1) (4) (See Item 5)
	9.	Sole Dispositive Power 509,066(5) (See Item 5)
	10.	Shared Dispositive Power 10,246,544(1) (4) (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 10,755,610(1) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11) 75.0%(2)
14.	Type of Reporting Person (See Instructions) IN

(4)	Represents shares beneficially owned by the KFLP, of which Mr. Robert Koski is a general partner and may be deemed to have beneficial ownership. Mr. Koski disclaims beneficial ownership of the shares held by the KFLP except to the extent of his pecuniary interest.
(5)	Includes: (a) 11,400 shares owned directly by Mr. Robert Koski, and (b) 497,666 shares owned by trusts which Mr. Koski serves as sole trustee as follows: the Robert Clayton Koski Trust for the benefit of Anthony James Hunter (100,000 shares); The Robert Clayton Koski Trust for the benefit of Hunter Buchanan Koski (100,000 shares); The Robert Clayton Koski Trust for the benefit of Clayton Ward Bennett (100,000 shares); and The Robert Clayton Koski Trust for the benefit of Robert Edward Koski (100,000 shares) and the Robert Clayton Koski Trust for the benefit of Elyse Margaux Koski (97,666 shares).

CUSIP No. 684023-10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Beverly L. Koski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a ☐ (b ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 10,000 (See Item 5)
	8.	Shared Voting Power 10,246,544(1) (6) (See Item 5)
	9.	Sole Dispositive Power 10,000 (See Item 5)
	10.	Shared Dispositive Power 10,256,544(1) (6) (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 10,256,544(1) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11) 71.4%(2)
14.	Type of Reporting Person (See Instructions) IN

(6)	Represents shares beneficially owned by the KFLP, of which Koski Management Inc. is a general partner. Ms. Beverly Koski is the sole shareholder of Koski Management, Inc. and disclaims beneficial ownership of the shares held by the KFLP except to the extent of her pecuniary interest through Koski Management, Inc.

CUSIP No. 684023-10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas L. Koski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a ☐ (b ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 469,666 (See Item 5)
	8.	Shared Voting Power 10,246,544(1) (7) (See Item 5)
	9.	Sole Dispositive Power 469,666 (See Item 5)
	10.	Shared Dispositive Power 10,246,544(1) (7) (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 10,716,210(1) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11) 74.6%(2)
14.	Type of Reporting Person (See Instructions) IN

(7)	Represents shares beneficially owned directly by the KFLP, of which Mr. Thomas Koski is a general partner and may be deemed to have beneficial ownership. Mr. Thomas Koski disclaims beneficial ownership of the shares held by the KFLP except to the extent of his pecuniary interest.

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D ( “Amendment No. 4”) amends and supplements the statement on Schedule 13D originally filed on July 8, 2009, (the “Original Schedule 13D”), as it was previously amended and supplemented by Amendment No. 1 filed on February 12, 2010, (“Amendment No. 1”), and Amendment No. 2 filed on August 6, 2010 (“Amendment No. 2”) and No. 3 filed on February 11, 2011 ( “Amendment No. 3”) (Amendment No. 4, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, and Amendment No. 3 hereinafter, collectively, referred to as the “Schedule 13D”) by the Reporting Persons (as defined below) relating to the common stock, par value $0.001 per share (“Common Stock”), of Oragenics, Inc., a Florida corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 3000 Bayport Drive, Suite 685, Tampa, Florida.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 are hereby amended and restated as follow:

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(1) Koski Family Limited Partnership (“KFLP”), a Texas partnership.

(2) Christine L. Koski, the managing general partner of KFLP and a Director of the Issuer.

(3) Robert C. Koski, a general partner of KFLP and a Director of the Issuer.

(4) Beverly L. Koski, as sole shareholder of Koski Management Inc., a general partner of KFLP.

(5) Thomas L. Koski, a general partner of KFLP.

KFLP is a Texas -based private family partnership principally engaged in the business of investing and managing its own private equity investments.

The business address for KFLP is 3525 Turtle Creek Boulevard, Unit 19-B, Dallas, Texas 75219.

Each of the individuals set forth in clauses (2) through (5) are United States citizens. The business address for each is c/o Koski Family Limited Partnership, 3525 Turtle Creek Boulevard, Unit 19-B, Dallas, Texas 75219.

KFLP and the individuals listed in clauses (2) through (5) above (collectively, the “Reporting Persons”) may constitute a “group” for purposes of Rule 13d-5 under the Exchange Act with respect to their beneficial ownership of the Common Stock and are collectively referred to as the “Reporting Group.” The Reporting Group expressly disclaims that they have agreed to act as a group other than as described in this statement. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed with the Original Schedule 13D and incorporated herein by reference. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. This report on Schedule 13D constitutes an amendment to the original report of the Reporting Group.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 are supplemented and amended by the information below.

On March 23, 2012, Oragenics, Inc. (the “Company”) entered into an Exchange of Notes for Equity Agreement (the “Debt Exchange Agreement”) with the Koski Family Limited Partnership (“KFLP”), an accredited investor and the Company’s largest shareholder. Pursuant to the terms of the Debt Exchange Agreement, the Company issued 6,285,619 shares of common stock and warrants to acquire 1,571,405 shares of common stock to the KFLP in exchange for the cancellation of an aggregate of $8,737,011 of indebtedness owed to the KFLP under the Company’s existing unsecured revolving credit facility (the “Credit Facility) with the KFLP. The outstanding indebtedness, consisted of $8,250,000 in principal owed on twelve separate promissory notes previously issued by the Company to the KFLP under the Credit Facility and accrued interest through March 23, 2012 (the closing date) of $487,011. The Credit Facility was terminated and the previously issued promissory notes thereunder were cancelled. The warrants are exercisable immediately at a price per share of $2.00 and expire three (3) years from the date of issuance.

On March 23, 2012, the Company also entered into a new loan agreement (the “Loan Agreement”) with the KFLP. It provides the Company with up to $2.5 million in secured funding in two advances of $1,250,000 each with the first advance occurring on March 23, 2012 and the second advance able to be made within 30 days thereafter, subject to the continued accuracy of representations and warranties made by the Company and that no material adverse events have occurred in connection with the Company’s business. Borrowings under the Loan Agreement mature in three years and bear interest at the rate of 5.0% and are secured by select assets of the Company relating to or connected with the ProBiora3, SMaRT Replacement Therapy, MU1140 and LPT3-04 technologies. The loan amount is subject to automatic conversion upon a subsequent qualified equity financing by the Company of $5,000,000 (excluding any converted debt amount). Pursuant to the Loan Agreement the Company also issued a warrant to the KFLP to acquire 599,520 shares of the Company common stock. The warrants are exercisable immediately at a price per share of $2.00 and expire three (3) years from the date of issuance.

Since Company directors Christine L. Koski and Robert C. Koski, share voting and investment powers with two other family members as general partners of the KFLP, the Debt Exchange Agreement and the Loan Agreement were approved by the Company’s disinterested directors.

On December 21, 2011 Robert Koski made trust gifts. The gifts were to: the Robert Clayton Koski Trust for the benefit of Anthony James Hunter (90,000 shares gifted); the Robert Clayton Koski Trust for the benefit of Hunter Buchanan Koski (75,000 shares gifted); the Robert Clayton Koski Trust for the benefit of Clayton Ward Bennett (75,000 shares gifted); the Robert Clayton Koski Trust for the benefit of Robert Edward Koski (90,000 shares gifted); and the Robert Clayton Koski Trust for the benefit of Elyse Margaux Koski (97,666 shares gifted).

On November 14, 2011 each non-employee director of the Company received an immediate award of 6,400 shares under the Company’s Amended and Restated 2002 Stock Option and Incentive Plan as a part of a change in the director compensation program to add a long term incentive component. Pursuant to the change in director compensation program Robert Koski and Christine Koski each received an award of 6,400 shares of Company Common Stock as the retention award part of the long term incentive program component.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 are supplemented and amended by the information below.

The information in Item 3 of this Amendment No. 4 is incorporated herein by reference.

The Company was in immediate need of capital and the purpose of the transaction was (i) to provide for the conversion of the significant amount of existing unsecured indebtedness into common stock so that the Company could be in a better position to seek additional capital, and (ii) to provide needed working capital through the Loan Agreement that would be secured by certain assets of the Company and be convertible into equity securities of the Company that it may issue in connection with its capital raising efforts provided a minimum amount of $5.0 million in additional equity capital is raised.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board except as may be required for the Company to comply with exchange listing requirements with respect to the number of independent directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 are supplemented and amended by the information below.

This Amendment is being filed to report the transaction on March 23, 2012, at which time the Company entered into an Exchange of Notes for Equity Agreement (the “Debt Exchange Agreement”) with the Koski Family Limited Partnership (“KFLP”), an accredited investor and the Company’s largest shareholder. Pursuant to the terms of the Debt Exchange Agreement, the Company issued 6,285,619 shares of common stock and warrants to acquire 1,571,405 shares of common stock to the KFLP in exchange for the cancellation of an aggregate of $8,737,011 of indebtedness owed to the KFLP under the Company’s existing unsecured revolving credit facility (the “Credit Facility) with the KFLP. The outstanding indebtedness, consisted of $8,250,000 in principal owed on twelve separate promissory notes previously issued by the Company to the KFLP under the Credit Facility and accrued interest through March 23, 2012 (the closing date) of $487,011. The Credit Facility was terminated and the previously issued promissory notes thereunder were cancelled. The warrants are exercisable immediately at a price per share of $2.00 and expire three (3) years from the date of issuance.

On March 23, 2012, the Company also entered into a new loan agreement (the “Loan Agreement”) with the KFLP. It provides the Company with up to $2.5 million in secured funding in two advances of $1,250,000 each with the first advance occurring on March 23, 2012 and the second advance able to be made within 30 days thereafter, subject to the continued accuracy of representations and warranties made by the Company and that no material adverse events have occurred in connection with the Company’s business. Borrowings under the Loan Agreement mature in three years and bear interest at the rate of 5.0% and are secured by select assets of the Company relating to or connected with the ProBiora3, SMaRT Replacement Therapy, MU1140 and LPT3-04 technologies. The loan amount is subject to automatic conversion upon a subsequent qualified equity financing by the Company of $5,000,000 (excluding any converted debt amount). Pursuant to the Loan Agreement the Company also issued a warrant to the KFLP to acquire 599,520 shares of the Company common stock. The warrants are exercisable immediately at a price per share of $2.00 and expire three (3) years from the date of issuance. The Debt Exchange Agreement Warrants and Loan Agreement Warrants are collectively referred to as the “KFLP Warrants.”

This Amendment is also being filed to report the additional changes in beneficial ownership resulting from the (i) the issuance by the Company of retention awards to its non-employee directors in the amount of 6,400 shares which included each of Christine Koski and Robert Koski as non-employee directors of the Company, and (ii) the gifting of an aggregate of 427,666 shares by Robert Koski to trusts for the benefit of Robert Koski’s children of which Robert Koski is the sole trustee.

As of March 31, 2012, the Reporting Persons beneficially own an aggregate of 11,686,342 shares of Common Stock, or approximately 81.5% of the Common Stock then outstanding, including consideration of the KFLP Warrants.

By virtue of their potential status as a “group” for purposes of Rule 13d- 5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by other members. Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(a) and (b)

(1)	The Koski Family Limited Partnership (“KFLP”) directly owns 8,075,619 shares of Common Stock and has the right to acquire 2,170,925 shares of Common Stock through currently outstanding and exerciseable warrants, (together with the directly owned shares 10,246,544 shares), constituting 71.4% of the Common Stock of the Issuer outstanding as of March 31, 2012. The KFLP may be deemed to have shared voting power and investment power with respect to all shares of Common Stock referred to above.

(2)	Christine L. Koski as a general partner of the KFLP, may be deemed to be beneficial owner of the 10,246,544 shares of Common Stock owned by the KFLP, constituting approximately 71.4% of the Common Stock of the Issuer outstanding as of March 31, 2012. Ms. Koski may be deemed to have shared voting power and investment power with respect to such shares of Common Stock referred to above. Ms. Koski directly owns 451,066 shares of common stock, constituting 3.7% of the Common Stock of the Issuer outstanding as of March 31, 2012 and together with the KFLP shares and warrants 74.6%. Ms. Koski has sole voting and investment power with respect to these shares.

(3)	Robert C. Koski as a general partner of the KFLP, may be deemed to be beneficial owner of the 10,246,544 shares of Common Stock owned by the KFLP, constituting approximately 71.4% of the Common Stock of the Issuer outstanding as of March 31, 2012. Mr. Koski may be deemed to have shared voting power and investment power with respect to such shares of Common Stock referred to above. Mr. Koski directly owns 11,400 shares of common stock, constituting less than one percent of the Common Stock of the Issuer outstanding as of March 31, 2012. Mr. Koski also has sole voting and investment power with respect to these shares. Mr. Koski also may be deemed to be the beneficial owner of an aggregate of 497,666 shares of Common Stock owned by trusts of which Mr. Koski serves as sole trustee as follows: the Robert Clayton Koski Trust for the benefit of Anthony James Hunter (100,000 shares); The Robert Clayton Koski Trust for the benefit of Hunter Buchanan Koski (100,000 shares); The Robert Clayton Koski Trust for the benefit of Clayton Ward Bennett (100,000 shares); and The Robert Clayton Koski Trust for the benefit of Robert Edward Koski (100,000 shares) and The Robert Clayton Koski Trust for the benefit of Elyse Margaux Koski (97,666 shares). Together Mr. Koski’s individual holdings with the trust holdings constitute 7.4% of the Common Stock of the Issuer outstanding as of March 31, 2012 and together with the KFLP shares and warrants 75.0%.

(4)	Beverly L. Koski as the sole shareholder of Koski Management, Inc. (a general partner of the KFLP), may be deemed to be beneficial owner of the 10,246,544 shares of Common Stock owned by the KFLP, constituting approximately 71.4% of the Common Stock of the Issuer outstanding as of March 31, 2012. Ms. Koski may be deemed to have shared voting power and investment power with respect to such shares of Common Stock referred to above. Koski Management, Inc. owns 10,000 shares, constituting less than one percent of the Common Stock of the Issuer outstanding as of March 31, 2012 and together with the KFLP shares and warrants 71.4%. Ms. Koski has sole control of Koski Management, Inc. and thus sole voting and investment power with respect to these shares.

(5)	Thomas L. Koski as the general partner of the KFLP, may be deemed to be beneficial owner of the 10,246,544 shares of Common Stock owned by the KFLP, constituting approximately 71.4% of the Common Stock of the Issuer outstanding as of March 31, 2012. Mr. Koski may be deemed to have shared voting power and investment power with respect to such shares of Common Stock referred to above. Mr. Koski owns 496,666 shares of common stock constituting 4.1% of the Common Stock of the Issuer outstanding as of March 31, 2012 and together with the KFLP shares and warrants 74.6%. Mr. Koski has sole voting and investment power with respect to these shares

(c)	To the best knowledge of the Reporting Persons, except for the transactions described in this statement, none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days.

(d)	Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported by this statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Item 4 is hereby incorporated by reference.

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 10.1[7]	Exchange of Notes for Equity Agreement by and between Oragenics, Inc, and the Koski Family Limited Partnership dated March 23, 2012.

Exhibit 10.2[7]	Loan Agreement by and between Oragenics, Inc, and the Koski Family Limited Partnership dated March 23, 2012.

Exhibit 10.3[7]	Security Agreement by and between Oragenics, Inc, and the Koski Family Limited Partnership dated March 23, 2012.

Exhibit 10.4[7]	Debt Exchange Agreement Warrant dated March 23, 2012 to acquire 1,571,405 shares of common stock.

Exhibit 10.5[7]	Loan Agreement Warrant dated March 23, 2012 to acquire 599,520 shares of common stock.

Exhibit 10.6[2]	Common Stock Purchase Agreement by and among Oragenics, Inc., the Koski Family Limited Partnership and the Purchasers, dated as of December 30, 2009.

Exhibit 10.7[3]	Unsecured Promissory Note with Conversion Provisions, dated May 25, 2010.

Exhibit 10.8[4]	Common Stock Purchase Agreement by and between Oragenics, Inc. and the Koski Family Limited Partnership, dated as of July 5, 2010.

Exhibit 10.9[5]	Revolving Credit Agreement by and between the Koski Family Limited Partnership and Oragenics, Inc., dated July 30, 2010 and Form of Revolving Unsecured Promissory Note.

Exhibit 10.10[6]	Second Amendment to Unsecured Revolving Credit Agreement between Oragenics and the Koki Family Limited Partnership dated February 4, 2011.

Exhibit 99.1[1]	Power of Attorney of the KFLP dated July 1, 2009.

Exhibit 99.2[1]	Power of Attorney of Christine L. Koski dated July 1, 2009.

Exhibit 99.3[1]	Power of Attorney of Robert C. Koski dated July 2, 2009.

Exhibit 99.4[1]	Power of Attorney of Thomas L. Koski dated July 2, 2009.

Exhibit 99.5[1]	Power of Attorney of Beverly Koski dated July 2, 2009.

Exhibit 99.6[1]	Joint Filing Agreement, dated July 8, 2009, by and among the Reporting Persons.

[1]	Filed as Exhibits to the Original Schedule 13D filed on July 8, 2009 and incorporated herein by reference.
[2]	Incorporated by reference to Form 10-K filed on March 31, 2010.
[3]	Incorporated by reference to Form 8-K filed on May 28, 2010.
[4]	Incorporated by reference to Form 8-K filed on July 7, 2010.
[5]	Incorporated by reference to Form 8-K filed on August 2, 2010.
[6]	Incorporated by reference to Form 8-K filed on February 8, 2011.
[7]	Incorporated by reference to Form 8-K filed on March 26, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: April 5, 2012

KOSKI FAMILY LIMITED PARTNERSHIP

By:	/s/ Christine L. Koski*
Christine L. Koski
General Managing Member

/s/ Christine L. Koski*
Christine L. Koski

/s/ Robert C. Koski*
Robert C. Koski

/s/ Thomas L. Koski*
Thomas L. Koski

/s/ Beverly Koski*
Beverly Koski

*By:	/s/ Mark A. Catchur
Mark A. Catchur
As Attorney-in-Fact

*	Mr. Mark A. Catchur is signing as Attorney-in-Fact pursuant to powers of attorney dated July 1, 2009 and July 2, 2009 granted by each Reporting Person, copies of which are filed as exhibits to the Original Schedule 13D filed on July 8, 2009 and incorporated herein by reference.

Index of Exhibits

Item 7.	Material to Be Filed as Exhibits

Exhibit 10.1[7]	Exchange of Notes for Equity Agreement by and between Oragenics, Inc, and the Koski Family Limited Partnership dated March 23, 2012.

Exhibit 10.2[7]	Loan Agreement by and between Oragenics, Inc, and the Koski Family Limited Partnership dated March 23, 2012.

Exhibit 10.3[7]	Security Agreement by and between Oragenics, Inc, and the Koski Family Limited Partnership dated March 23, 2012.

Exhibit 10.4[7]	Debt Exchange Agreement Warrant dated March 23, 2012 to acquire 1,571,405 shares of common stock.

Exhibit 10.5[7]	Loan Agreement Warrant dated March 23, 2012 to acquire 599,520 shares of common stock.

Exhibit 10.6[2]	Common Stock Purchase Agreement by and among Oragenics, Inc., the Koski Family Limited Partnership and the Purchasers, dated as of December 30, 2009.

Exhibit 10.7[3]	Unsecured Promissory Note with Conversion Provisions, dated May 25, 2010.

Exhibit 10.8[4]	Common Stock Purchase Agreement by and between Oragenics, Inc. and the Koski Family Limited Partnership, dated as of July 5, 2010.

Exhibit 10.9[5]	Revolving Credit Agreement by and between the Koski Family Limited Partnership and Oragenics, Inc., dated July 30, 2010 and Form of Revolving Unsecured Promissory Note.

Exhibit 10.10[6]	Second Amendment to Unsecured Revolving Credit Agreement between Oragenics and the Koki Family Limited Partnership dated February 4, 2011.

Exhibit 99.1[1]	Power of Attorney of the KFLP dated July 1, 2009.

Exhibit 99.2[1]	Power of Attorney of Christine L. Koski dated July 1, 2009.

Exhibit 99.3[1]	Power of Attorney of Robert C. Koski dated July 2, 2009.

Exhibit 99.4[1]	Power of Attorney of Thomas L. Koski dated July 2, 2009.

Exhibit 99.5[1]	Power of Attorney of Beverly Koski dated July 2, 2009.

Exhibit 99.6[1]	Joint Filing Agreement, dated July 8, 2009, by and among the Reporting Persons.

[1]	Filed as Exhibits to the Original Schedule 13D filed on July 8, 2009 and incorporated herein by reference.
[2]	Incorporated by reference to Form 10-K filed on March 31, 2010.
[3]	Incorporated by reference to Form 8-K filed on May 28, 2010.
[4]	Incorporated by reference to Form 8-K filed on July 7, 2010.
[5]	Incorporated by reference to Form 8-K filed on August 2, 2010.
[6]	Incorporated by reference to Form 8-K filed on February 8, 2011.
[7]	Incorporated by reference to Form 8-K filed on March 26, 2012.